FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **September 18, 2003**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



EQUANT ANNOUNCES FIRST HALF 2003 RESULTS

Highlights of the First Half:
o   **Network Services Direct Revenues Grew by 9.0%; total revenues were stable**
o   **Operating Income before Depreciation, Amortization and Non-Recurring Charges Doubled to $159 Million**
o   **31 percent reduction in net loss**

AMSTERDAM (September 17, 2003) - Equant (NYSE: ENT, Euronext Paris: EQU) today announced financial results for the first half of the 2003 financial year.

<u>**Revenues**</u>

The Company's revenues for the first half of 2003 were, as anticipated, essentially flat compared with the first half 2002; growth in Network Services and Integration Services was offset by declines in other lines of business.

	1H 03 Actual (unaudited) $m	1H 02 Actual [(1)] (unaudited) $m	% Better/ (Worse)
Network Services (Direct & FT Transpac)	665.6	610.7	9.0
Network Services (Indirect)	145.1	172.5	(15.9)
Total Network Services	**810.7**	**783.2**	3.5
Integration Services	218.6	209.1	4.5
Other Services	108.7	119.8	(9.3)
SITA Contract	341.3	361.8	(5.7)
Total Revenues	**1,479.3**	**1,473.9**	0.4

Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint, and other wholesale channels.
Network Services' revenues increased by 3.5 percent to $811 million in the first half of 2003. Revenues from the multi national customer base serviced by the direct sales force increased 9.0 percent, with growth in Central and Eastern Europe region, which more than offset declines in Latin and North America. The increase from direct sales more than offset a 15.9 percent decrease from the indirect sales



channels. Revenues from Network Services' indirect channels have stabilized in the first six months of the 2003 financial year.

In the first half, the Company continued to see good demand for its flagship IP VPN product, and announced multi-million dollar contracts with APL, Electrolux, Hanjin, JT International, Kuehne and Nagel, the Swedish Ministry of Foreign Affairs and Sea Containers in conjunction with China Netcom.

In the first half of 2003, the Company introduced Broadband DSL Access and Secure Corporate Access to the public Internet to its portfolio of IP VPN services.

Integration Services' revenues increased by 4.5 percent to $219 million this half with both fulfillment and hosting and applications showing good growth compared with the first half of 2002. The weak economy in the USA has had a significant impact on the demand for small enterprise contracted computer maintenance leading to a decline in services revenues. The Company strengthened its Managed Messaging Portfolio with the addition of a Remote On-Site option.

Other Services revenues in the first half were $109 million, a decrease of 9.3 percent from the 2002 half year. The decrease reflects a change in the product management agreements with France Telecom Transpac, together with the expected fall in revenues from circuit-switched voice services. During the period, the company introduced two further additions to its products set: GPRS access and Equant video over IP.

Revenues from the SITA contract were $341 million in the first half of 2003 declining from $362 million in the 2002 first half, reflecting the lower minimum revenue commitment, effective from July 2002. From July 2003, there will be no minimum revenue commitment as new contractual arrangements with SITA come into force.

Financial Highlights (Unaudited; US dollars in millions)

	1H 03 Actual	1H 02 Actual	%Better/ (Worse)
Total Revenues	1,479.3	1,473.9	0.4
Cost of services and products sold, net of other operating income	996.1	1,049.0	5.0
Gross profit	483.2	424.9	13.7
Gross margin	32.7%	28.8%	
Selling, General and Administrative expenses	324.2	349.3	7.2
As % of revenue	21.9%	23.7%	
Total costs before depreciation [2]	1320.3	1,398.3	5.6
Operating Income before Depreciation, Amortization and non-recurring charges[1]	159.0	75.6	110.3
As % of revenue	10.7%	5.1%	
Net loss	173.6	252.9	31.4



Gross Profit and Gross Margin

The Company's gross profit was $483 million in the first half of 2003, an increase of $58 million, or 13.7 percent, from $425 million in the same period of 2002, despite stable revenues. The gross margin was 32.7 percent this half compared with 28.8 percent in the 2002 half year.

The reduction in the cost of services and products sold, net of other operating income, in the first half of 2003 compared with the same period in 2002 arises mainly from an improvement in the network cost structure. The actions taken by the Company to integrate the two networks and organizations existing before the merger with Global One have already yielded significant cost reductions. In the first half of 2003 circuit costs were $37 million below the levels for the first half of 2002 and facilities costs were $17 million lower. During the first half of 2003, a further 31 network sites were closed.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses of $324 million for the first half of 2003 were down $25 million or 7.2 percent from the comparable period last year. SG&A expenses as a percentage of revenue declined to 21.9 percent this half compared with 23.7 percent in the first half of 2002.

SG&A costs have reduced mainly as a result of lower personnel and facilities costs resulting from the Company's restructuring and integration program together with a reduction in general sales and marketing expenses. 26 administrative and office sites were closed in the first half of 2003 representing annualized rental savings in excess of $7 million. The Company expects SG&A expenses to reduce further in the second half of 2003.

Total costs, before depreciation, fell by $78 million or 5.6% to $1,320 million. Excluding the impact of exchange rate movements total costs, before depreciation, would have been $1,232 million.

Operating Income before Depreciation, Amortization and Non-Recurring Charges

For the first half of 2003, operating income before depreciation, amortization and non-recurring charges was $159 million compared with $76 million in the first half of 2002. As a result of the improved gross profit and the reduction in expenses, operating income before depreciation, amortization and non-recurring charges margin for the half-year was 10.7 percent compared with 5.1 percent in the comparative period.

Compared with the first half of 2002 there have been significant movements in exchange rates, particularly in the dollar/euro rate. Foreign exchange had a positive



effect of $60 million on our revenues, but costs were negatively impacted by $88 million. Our cost savings were such that we were able to show a significant improvement in operating income before depreciation, amortization and non-recurring charges compared with the first half of 2002.

	1H 03 $m	1H 02 $m
Operating profit before depreciation, amortization, share plan and non-recurring charges	159.0	75.8
Depreciation and amortization, excluding goodwill	(252.5)	(229.5)
Non-recurring charges including restructuring and integration, net of reimbursement expected from France Telecom.	(61.3)	(66.3)
Share plan	-	0.3
Operating loss	(154.8)	(219.9)

Other Operating Expenses

Depreciation and Amortization (excluding goodwill amortization)

In the first half of 2003, total depreciation and amortization charges, excluding goodwill amortization, were $253 million compared with $230 million in the first half of 2002. The first half of 2003 includes a $25 million charge as a result of aligning the useful lives of certain former Global One assets with those of the Company.

Non- Recurring Charges Including Restructuring and Integration

In the first half of 2003, the Company incurred $184 million of restructuring and integration costs before expected recoveries of $123 million from France Telecom. The major components of the gross charge were personnel related costs of $54 million, lease exit charges of $47 million, and asset write offs of $36 million. The net charge of $61 million compares with $66 million in the first half of 2002 which included a charge of $18 million for the write off of certain assets, primarily related to capacity purchases from bankrupt suppliers.

Operating Loss

The operating loss of $155 million in the first half of 2003 is a substantial improvement over the loss of $220 million in the comparable period of 2002 driven by the growth in gross profit and reductions in SG&A.



Non-Operating Expenses

Income Taxes

The Company both receives revenues and incurs costs in numerous countries and even if an overall loss is incurred, typically, a taxable profit is made in certain entities. The $3 million reduction in the tax charge in the first half of 2003 compared with the first half of 2002 reflects changes in the profitability mix by entity.

Equity in Loss of Affiliate

This charge represents the Company's share of the post-tax losses of Radianz, its 49 percent-owned affiliate.

Net Loss per Share

The net loss of $174 million for the first half of 2003, or $0.59 per share, is inclusive of non-recurring charges of $61 million and is an improvement of 31 percent over the net loss of $253 million, or $0.86 per share, in the first half of 2002.

Commenting on Equant's results, Daniel Caclin, president and chief executive officer of Equant said: "The global economic recovery is fragile and market conditions are difficult but we continue to pursue profitable revenue growth opportunities. Equant was successful in its integration process and a tight management control has driven a dramatic improvement in financial performance. We will focus our efforts to deliver consistent value to our customers in terms of quality and innovative solutions to leverage our leadership of communication infrastructure providers to corporate customers worldwide"

Additional Information

Total capital expenditures for the first half of 2003 of $151 million were approximately 10 percent of revenues. Capital expenditures in the first half of 2002 totaled $176 million.

At June 30, 2003, the Company's net cash and cash equivalents [3] totaled $462 million, an increase of $18 million from December 31, 2002. The improved cash position reflects the Company's continued focus on cash management together with increased profits before depreciation, amortization and non-recurring charges and continued optimization of capital expenditures.

Footnotes:

 (1)   Reflects the transfer of revenues of FT Transpac from Indirect to Direct
    (2)   Total costs before depreciation comprise: Cost of services and products sold, net of other operating income, plus SG&A
    (3) Net cash and cash equivalents are stated net of debt (At December 31, 2002 net cash and equivalents were also stated net of $1 million of capital leases.)



The Company will host a conference call for investors on September 18, 2003 at 10:00 a.m. (EDT) and 4.0 p.m. (CET). The call can be accessed via the Equant web site at **(www.equant.com)** or by dialing +1 913-981-5520 in North America or +44-20-7019-9504 in Europe and in France 33-1 70-70-81-78. A replay will be available through mid-night, Monday, September 22 and can be accessed by dialing +1 – 719–457-0820. The pass-code is 682000.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in more than 165 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by over 900 global businesses as of July, 2003. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



Contacts:

Equant Media Relations	**Equant Investor Relations**

<u>North and Latin America</u>

<u>Europe</u>

Fredric Emmert
+1 703 689 6010
fredric.emmert@equant.com

Ashley Rayfield
<u>+44 208 321 4581</u>
<u>ashley.rayfield@equant.com</u>

<u>Europe</u>
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

<u>France</u>
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

<u>Asia Pacific Australasia</u>
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom

Nilou du Castel
Presse Groupe France Telecom
+33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France
Telecom
+ 33 1 44 44 93 93
caroline.chaize@francetelecom.com

Annexes to Follow:

    A   Consolidated Statements of Operations, Condensed Consolidated Balance Sheets, and Condensed Consolidated Statements of Cash Flow.



Consolidated Statements of Operations
Prepared under French GAAP
(U.S. dollars in millions, except per share data)

		6 months ended June 30		
		2003 **Actual** **(unaudited)**		**2002** **Actual** **(unaudited)**
Sales of services and products	$	1,479.3	$	1,473.9
Cost of services and products sold		(1,076.9)		(1,193.3)
Other operating income		80.8		144.3
Gross profit		483.2		424.9
Selling, general and administrative expenses		324.2		349.3
Operating income before depreciation, amortization share plan and non-recurring charges		**159.0**		**75.6**
Depreciation and amortization (excluding goodwill)		(252.5)		(229.5)
Share plan		-		0.3
Non-recurring charges		(61.3)		(66.3)
Operating loss		**(154.8)**		**(219.9)**
Financial income		3.1		5.8
Income taxes		(5.9)		(9.3)
Employee profit sharing		(0.8)		(3.5)
Equity in loss of affiliate		(15.2)		(13.8)
Net loss before minority interests and goodwill amortization		**(173.6)**		**(240.7)**
Goodwill amortization		-		(11.8)
Minority interests		-		(0.4)
Net loss		**(173.6)**		**(252.9)**
Per share data - basic and diluted				
Net loss per share	$	(0.59)	$	(0.86)
Basic weighted average number of shares		292,709,270		292,705,497



Condensed Consolidated Balance Sheets
Prepared under French GAAP

(U.S. dollars in millions)		June 30, 2003 (unaudited)		December 31, 2002
ASSETS				
Cash and cash equivalents	$	469.9	$	452.2
Trade accounts receivable: SITA, Radianz and France Telecom		537.3		581.5
Trade accounts receivable, other		354.8		422.9
Inventories		18.6		17.1
Other current assets		253.6		256.0
Total Current Assets		1,634.2		1,729.7
Indefeasible rights of use, net		156.4		151.9
Property, plant and equipment, net		1,096.2		1,154.4
Investments accounted for under the equity method		83.7		101.4
Other non-current assets		62.5		56.8
Total Non-current Assets		1,398.8		1,464.5
Total Assets	**$**	**3,033.0**	**$**	**3,194.2**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Debt maturing within one year	$	7.8	$	7.0
Capital leases maturing within one year		2.3		0.5
Trade accounts payable: SITA, Radianz and France Telecom		261.1		344.6
Trade accounts payable and accruals, other		480.0		541.5
Deferred income		73.2		78.3
Employee liabilities		138.4		95.2
Taxation		145.0		134.8
Other current liabilities		102.5		89.9
Total Current Liabilities		1,210.3		1,291.8
Provisions for liabilities and charges		74.3		39.8
Other non-current liabilities		70.6		84.6
Total Non-current Liabilities		144.9		124.4
Minority Interests		0.7		0.7
Shareholders' Equity		1,677.1		1,777.3
Total Liabilities and Shareholders' Equity	**$**	**3,033.0**	**$**	**3,194.2**



Annex A 3 of 3

Condensed Consolidated Statements of Cash Flows
Prepared under French GAAP
(U.S. dollars in millions)

	Six months ended June 30, 2003 (unaudited)	Year ended Dec 31, 2002
OPERATING ACTIVITIES		
Net loss	$ (173.6)	$ (589.7)
Adjustments to reconcile net loss to funds generated from operations		
Depreciation and amortization	252.5	487.7
Exceptional amortization charge	-	154.8
Other	119.3	125.9
Funds generated from operations	**198.2**	**178.7**
Changes in operating assets and liabilities	**(32.2)**	**204.4**
Net cash provided by operating activities	**166.0**	**383.1**
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(123.3)	(332.3)
Purchase of intangible assets	(27.4)	(36.9)
Net cash proceeds from investments accounted for at cost	-	1.4
Net cash used in investing activities	**(150.7)**	**(367.8)**
FINANCING ACTIVITIES		
FT Reimbursement of amounts due under Contribution Agreement	-	18.0
Net drawdown/(repayment of) debt and capital leases	2.4	(4.6)
Proceeds from settlement of exchange contracts	-	37.0
Net cash provided by financing activities	**2.4**	**50.4**
Effect of changes in exchange rates on cash and cash equivalents	-	0.7
Increase in cash and cash equivalents	**17.7**	**66.4**
Cash and cash equivalents at beginning of the year	**452.2**	**385.8**
Cash and cash equivalents at end of the period/ year	**$ 469.9**	**$ 452.2**